

July 6, 2015

Via E-mail
Eric Sherbet
General Counsel and Secretary
Patheon Holdings Coöperatief U.A.
111 Speen St, Suite 550
Framingham, Massachusetts 01701

> **Re:** **Patheon Holdings Coöperatief U.A.**
> **Registration Statement on Form S-1**
> **Filed June 8, 2015**
> **File No. 333-204789**

Dear Mr. Sherbet:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Industry and market data, page ii

1. We note your statement on page ii that you have not independently verified certain third party-sourced information included in your registration statement. This statement represents an inappropriate disclaimer of your responsibility for the accuracy and completeness of information presented in the prospectus. Accordingly, please revise your disclosure to remove this statement from the prospectus.

Prospectus summary, page 1

Our company, page 1

2. Please increase the font size of the diagram provided at pages 1 and 83 of the prospectus for legibility.

Risk factors, page 14

"We are subject to product and other liability risks…," page 27

3. Please disclose in this risk factor whether you carry insurance coverage with policy limits that are customary for similarly situated companies and adequate to provide you with insurance coverage for foreseeable risks.

Management, page 101

Executive officers and directors, page 101

4. Please revise your disclosure to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Mullen, Tanda, Welsh, and Eykerman should serve as a director in light of the company's business and structure.

Director Independence, page 105

5. Pursuant to Item 11(n) of Form S-1 and Item 407(a) of Regulation S-K, please identify each director that is independent under the independence standards applicable to the registrant under paragraph (a)(1) of Item 407.

Executive compensation, page 108

Employment agreements, page 120

6. Please file the employment agreements for each named executive officer as exhibits to the registration statement as required by Item 601(b)(10)(iii)(A).

Principal and Selling Shareholders, page 125

7. Please revise your disclosure in this section to include all information required by Item 403 of Regulation S-K. In this regard, it appears that you have omitted the footnotes to the beneficial ownership table.

Consolidated Financial Statements of Patheon Holdings Cooperatief U.A., page F-3

Consolidated Statements of Cash Flows, page F-40

8. Please present $500 million in cash that JLL contributed for a 51.0 percent interest in Patheon Holdings as a separate line item within financing.

Notes to Consolidated Financial Statements, page F-41

1.Nature of Business, page F-41

9. Disclose the significant terms of the arrangement agreement and the transaction in which DPx Holdings B.V., a wholly owned subsidiary of Patheon Holdings, acquired all of the outstanding equity securities of Patheon Inc.

10. Please provide us your analysis supporting that Patheon, Inc. was the accounting acquirer. In your analysis, explain the relationship of all entities involved including the relationship between JLL and DSM. Also include in your analysis why you accounted for the acquisition of DPP under acquisition accounting and not as a reorganization of entities under common control. Refer to the appropriate authoritative literature.

2. Summary of Significant Accounting Policies, page F-41

11. Please disclose your basis for accounting for your trade receivables in accordance with ASC 310-10-50-2.

Loss per share, page F-46

12. Notwithstanding your disclosure that loss per share information has not been presented because Patheon Holdings does not have any outstanding shares, tell us how you will account for the corporate reorganization and your consideration as to providing pro forma loss per share information. In this regard, please consider SAB Topic 1.B.3. with respect to the amount paid to acquire Patheon shares, which appears to have been treated similar to cash dividend.

3. Business combinations, page F-49

Gallus BioPharmaceuticals Acquisition, page F-49

Valuations of intangible assets acquired, page F-50

13. Please revise your disclosure in Note 11 to provide the required fair value disclosures for the customer relationship, developed technology and know-how intangibles acquired in the Gallus and DPP acquisitions. Refer to ASC 820-10-50.

DPP Acquisition, page F-51

Background, page F- 51

14. Your disclosure indicates that the 49% interest in Patheon Holdings received by DSM as part of the purchase price for DPP was valued at $480 million. Please tell us why the

$480 million ascribed to the DPP purchase price is an appropriate amount for the 49% interest in which to value a portion of the consideration transferred under ASC 805-30-30-7. In this regard, it would seem that interests obtained in Patheon Holdings would also include the value inherent in Patheon Holdings' ownership of the outstanding equity securities of Patheon Inc. pursuant to the Arrangement Agreement. We note that the Partnership had purchased these outstanding securities for $1.4 billion in cash.

13. Financial Instruments, Fair Value, and Risk Management, page F-75

15. Regarding the table on page F-77 that shows the fair value and carrying values of your long-term debt, please tell us what the level 4 column represents. This comment applies to Note 11 as well in the January 31, 2015 interim consolidated financial statements of Patheon Holdings Cooperatief U.A.

DSM Pharmaceutical Products Group
Notes to the non-statutory combined financial statements, page F-117

2. Basis of Preparation, page F-117

16. Regarding the "certain carve-out adjustments" made, please describe the nature and amount of each adjustment for each period presented and how each adjustment complies with SAB Topic 1.B.1.

17. You disclose that the combined financial statements of DPP have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). You also indicate that that the combined financial statements have been prepared in accordance with IFRS effective at 1 January 2013. Further, you state that the single entities submitted their reporting packages within Royal DSM based on DSM Accounting Rules (DAR), which are in line with International Financial Reporting Standards as adopted by the EU. Another reference is made that these combined financial statements are based on full IFRS which in this case is similar to IFRS as adopted by the EU, as the exemption which is not adopted by the EU is not applicable for DPP. For consistency, please revise to indicate one basis of accounting that the consolidated financial statements were prepared or explain to us this apparent inconsistency.

Exhibit index, page II-4

18. Please file a copy of your Senior PIK Toggle Note as an exhibit to the registration statement as required by Item 601(b)(4) of Regulation S-K.

General

19. Please confirm that the images included in your registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
       Andrea Nicolas
       Skadden, Arps, Slate, Meagher & Flom LLP
       Four Times Square
       New York, New York 10036